UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 22, 2020, regarding the filing of its annual report on Form 20-F with the United States Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: May 22, 2020

Item 1

Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 22, 2020, regarding the filing of its annual report on Form 20-F with the United States Securities and Exchange Commission.

NATURA &CO HOLDING S.A.

Publicly Held Company

CNPJ/ME No. 32.785.497/0001-97

NIRE 35.300.531.582

NOTICE TO THE MARKET

Filing of Form 20-F

Natura &Co Holding S.A. (“Company”) (NYSE: NTCO; B3: NTCO3) announces that its Annual Report on Form 20-F (the “Form 20-F”), reporting its financial and operational data regarding the fiscal year ended on December 31, 2019, was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 6, 2020.

The Form 20-F is available in English on the SEC’s website (https://www.sec.gov/), on the Brazilian Securities Exchange Commission’s (“CVM”) website (www.cvm.gov.br) and on the Natura &Co’s website (https://ri.naturaeco.com/en). The translated version into Portuguese of the Form 20-F will be filed shortly with the CVM and made available on the Company’s website.

The Company’s shareholders may request copies of the Form 20-F in the English version, at no cost, directly to Natura &Co’s Investors Relations Office, via email (ri@natura.net). If you would like to receive a copy of the Form 20-F, please inform your contact details including your complete address in the e-mail.

São Paulo, May 22, 2020.

Viviane Behar de Castro

Investor Relations Officer